UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)

Arcos Dorados Holdings Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

G0457F107
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]     Rule 13d-1(b)
[   ]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0457F107	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coronation Asset Management (Pty) Ltd. Tax ID 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,601,103
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,601,103
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,601,103
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.6%
12	TYPE OF REPORTING PERSON
IA

CUSIP No. G0457F107	Page 3 of 6 Pages

Item 1 (a)	Name of Issuer:

Arcos Dorados Holdings Inc.

Item (b)	Address of Issuer's Principal Executive Offices:

Roque Saenz Pena 432
B1636FFB Olivos, Buenos Aires C1
Argentina

Item 2(a)	Name of Persons Filing:

Coronation Asset Management (Pty) Ltd.

Item 2(b)	Address of Principal Business Office:

7th Fl., Montclare Centre
CNR Main and Campground Rd.
Claremont, Cape Town T3 7708
South Africa

Item 2(c)	Citizenship:

South Africa

Item 2(d)	Title of Class of Securities:

Class A Common Stock

Item 2(e)	CUSIP Number:

G0457F107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or Dealer registered under Section 15 of the Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act.

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act.

(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

CUSIP No. G0457F107	Page 4 of 6 Pages

(j)	[X]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1) (ii)(J).

(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Asset management company registered with South African Financial Services Board.

If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]

Item 4.	Ownership.

(a)	Amount Beneficially Owned:
8,601,103

(b)	Percent of Class:
6.6%

(c)	Number of Shares as to which such person has:

	(1)	Sole power to vote or to direct the vote:
8,601,103

	(2)	Shared power to vote or direct the vote:
0

	(3)	Sole power to dispose or to direct the disposition of:
8,601,103

	(4)	Shared power to dispose or to direct the disposition of:
0

CUSIP No. G0457F107	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiaries which Acquired the
Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP No. G0457F107	Page 6 of 6 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORONATION ASSET MANAGEMENT (PTY) LTD.

Date: February 14, 2014	By:	/s/ Anton Clarence Pillay
Anton Clarence Pillay, Chief Executive Officer and Director